

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 31, 2006

Ms. Beverly A. Cummings
Chief Financial Officer
PrimeEnergy Corporation
One Landmark Square
Stamford, Connecticut 06901

> **Re:** **PrimeEnergy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed April 6, 2005**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2005,**
> **June 30, 2005 and September 30, 2005**
> **Filed May 17, 2005, August 15, 2005 and November 14, 2005**
> **Response Letters Dated September 30, 2005, January 20, 2006**
> **and May 9, 2006**
> **File No. 0-07406**

Dear Ms. Cummings:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill S. Davis
Branch Chief